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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2021

Washington, DC

SEC FILE NUMBER
8-51043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artisan Partners Distributors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 East Wisconsin Avenue, Suite 800

(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Klein 414-390-6100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC

(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artisan Partners Distributors LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle Klein
Signature

Chief Financial Officer
Title

Christine H. Miller
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHRISTINE H MILLER
Notary Public
State of Wisconsin
exp 6/21

I verify that this was signed before me on 2/24/21.

Artisan Partners Distributors LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2020

Artisan Partners Distributors LLC
Table of Contents
December 31, 2020

pwc

Report of Independent Registered Public Accounting Firm

To Management of Artisan Partners Distributors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Artisan Partners Distributors LLC (the "Company") as of December 31, 2020, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Notes 3 and 6 to the financial statements, the Company has entered into significant transactions with Artisan Partners Holdings LP, a related party.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 23, 2021

We have served as the Company's auditor since 1998.

Artisan Partners Distributors LLC
Statement of Financial Condition
December 31, 2020

(expressed in U.S. dollars)

		At December 31, 2020
ASSETS		
Cash	$	168,396
Prepaid expenses		274,666
Funds on deposit		10,066
Total assets	**$**	**453,128**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	24,629
Member's equity		
Paid-in capital		6,262,576
Accumulated deficit		(5,834,077)
Total member's equity		428,499
Total liabilities and member's equity	**$**	**453,128**

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statement of Operations
For the Year Ended December 31, 2020

(expressed in U.S. dollars)

	For the Year Ended December 31, 2020
Income	$ —
Expenses	
Registration expenses	343,656
Professional fees	42,309
Marketing and advertising expenses	68,005
Total expenses	453,970
Net loss	$ (453,970)

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Changes in Member's Equity
For the Year Ended December 31, 2020

(expressed in U.S. dollars)

		For the Year Ended December 31, 2020
Paid-in-capital		
Balance at beginning of year	$	5,847,185
Capital contributions from Artisan Partners Holdings LP		415,391
Balance at end of year		**6,262,576**
Accumulated deficit		
Balance at beginning of year		(5,380,107)
Net loss		(453,970)
Balance at end of year		**(5,834,077)**
Total Member's equity	**$**	**428,499**

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Cash Flows
For the Year Ended December 31, 2020

(expressed in U.S. dollars)

		For the Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(453,970)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in:		
Prepaid expenses and funds on deposit		41,066
Accounts payable and accrued expenses		1,261
Net cash used in operating activities		(411,643)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from Artisan Partners Holdings LP		415,391
Net cash provided by financing activities		415,391
Net change in cash		3,748
Cash, beginning of period	$	164,648
Cash, end of period	$	168,396

The accompanying notes are an integral part of the financial statements.

Note 1. Nature of Operations

Artisan Partners Distributors LLC (the "Company") is a limited liability company organized in the State of Wisconsin. The Company's primary activity is to act as principal distributor of the shares of Artisan Partners Funds, Inc. ("Artisan Funds"), a family of Securities and Exchange Commission registered mutual funds. The Company may also privately place shares of Artisan Partners Global Funds Plc ("Artisan Global Funds"), a family of Ireland-domiciled funds organized pursuant to the European Union's Undertaking for Collective Investment in Transferable Securities as well as privately place unregistered funds offered and managed by affiliates of the Company. The Company's sole member is Artisan Partners Holdings LP ("Artisan Partners Holdings").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual future results could differ from these estimates and assumptions.

Cash

Cash consists of cash on deposit with a financial institution.

Prepaid expenses and funds on deposit

Prepaid expenses primarily represent registration expenses paid to the Financial Industry Regulatory Authority ("FINRA"). Registration expenses are calculated on a per agent basis. As of December 31, 2020, all agents of the Company were employees of Artisan Partners Limited Partnership, a wholly-owned subsidiary of Artisan Partners Holdings. Funds on deposit represent deposits with FINRA for future registration and advertising filings.

Revenue recognition

The Company receives no revenue for services provided as distributor of the shares of Artisan Funds, Artisan Global Funds or unregistered funds. Artisan Funds has not adopted a Rule 12b-1 Plan and, as such, is not permitted to pay expenses related to the marketing and distribution of its shares. Rather, all expenses related to marketing and distribution are paid by Artisan Funds' adviser and/or the Company. The Company has entered into an expense arrangement with Artisan Partners Holdings. Pursuant to this arrangement, Artisan Partners Holdings, through Artisan Partners Limited Partnership, provides the Company with management and support personnel and office premises and facilities to conduct the Company's operations. In addition, as part of the expense arrangement, Artisan Partners Holdings has committed, to the extent necessary, to make capital contributions to the Company to keep the Company's net capital from falling below the Company's required minimum net capital under Exchange Act Rule 15c3-1 or as otherwise required by FINRA.

Note 3. Related Party Transactions

All direct expenses attributable to the Company, such as registration, licensing, professional fees and marketing fees, are accrued and recorded in the Company's financial statements. Artisan Partners Holdings provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses which are not identified as direct expenses, such as rent, utilities and administrative expenses, or which are not specifically attributable to the Company, are paid directly by Artisan Partners Holdings or its subsidiaries and recorded on the books and records of Artisan Partners Holdings or its subsidiaries, as applicable.

Note 4. Income Taxes

The Company is a limited liability company, the profits and losses of which are passed through and included in the tax return of its sole member, Artisan Partners Holdings. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

Note 5. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these agreements and expects the risk of loss to be remote. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. On December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 17% and net capital was in excess of its minimum net capital requirement of $25,000. Artisan Partners Holdings has agreed to make sufficient capital contributions to the Company to keep the Company's net capital from falling below its required minimum net capital requirements.

The Company also is a member of a self-regulatory organization that requires its members to maintain net capital in excess of what is required by the member's primary regulator. The excess net capital figure is determined by the member's membership level. The Company shall monitor its excess net capital requirements in accordance with its membership level and shall obtain capital contributions from Artisan Partners Holdings, as necessary.

Note 7. Subsequent Events

The Company has evaluated subsequent events through February 23, 2021, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2020 that require disclosure or adjustment to the financial statements at that date or for the year then ended.

Artisan Partners Distributors LLC
Supplementary Schedules
December 31, 2020

SCHEDULE I

Computation of Net Capital Pursuant to Rule 15c3-1 [A]

Net capital		
Total capital and allowable subordinated liabilities	$	428,499
Deduction of total nonallowable assets		284,732
Net capital before haircuts on securities		143,767
Haircuts on securities		—
Net capital	$	143,767
Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	24,629
Total aggregate indebtedness	$	24,629
Computation of Basic Net Capital Requirements		
Minimum net capital required (greater of $25,000 or 6 2/3% of total aggregate indebtedness)	$	25,000
Excess net capital	$	118,767
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	113,767
Percentage of aggregate indebtedness to net capital		17 %

[A] No differences exist between the computation above and the computation included with the filed unaudited FOCUS Report IIA - Form X-17a-5 as of December 31, 2020.

SCHEDULE II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3[B]

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

[B] The information included above differs from the information included within the filed unaudited FOCUS Report IIA - Form X-17a-5 ("FOCUS Report") as of December 31, 2020. The FOCUS Report claims exemption under Sections (k)(1) and k(2)(i) of Rule 15c3-3 of the Securities Exchange Act Reserve Requirements; however, in light of recently issued guidance by the SEC, the Company is now relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its agreement was amended accordingly on February 22, 2021.